Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 59
DATED APRIL 5, 2005
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 59 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 59 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 58 dated March 28, 2005, and Supplement No. 57 dated March 15, 2005, (Supplement No. 57 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and March 15, 2005), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the properties we have acquired since March 28, 2005, the date of our last supplement. We have purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.

	Year	Date	Approx. Acquisition Costs, Including	Gross Leasable Area	Physical Occupancy as of 04/01/05	No. of
Property	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

CVS Drug Store Saginaw, TX	2004	03/29/05	4,435,000	13,524	100	1	CVS Drug Store

Four Peaks Plaza Fountain Hills, AZ	2004	03/30/05	26,300,700	121,998	100	21	Ross Dress for Less Dollar Tree

Lake Forest Crossing McKinney, TX	2004	03/30/05	8,300,000	22,743	100	15	Blockbuster Video

The Brickyard Chicago, IL	2004 (1)	04/01/05	76,900,400	234,081	100	29	Jewel/Osco Marshalls

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(1) The Brickyard was built in 1977 and completely redeveloped during 2004.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from this offering and financing proceeds to make these acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

	Year	Approximate Acquisition Costs Including	Gross Leasable Area	Physical Occupancy as of 04/01/05	No. of
Property	Built	Expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **
Walgreens 10725 West Greenfield Avenue West Allis, WI	1999	4,418,000	13,905	100	1	Walgreens

Fisher Scientific Richard Allan Industrial/Office Building 4481 Campus Drive Kalamazoo, MI	2001	14,000,000	114,700	100	1	Richard Allen Scientific

Four Eckerd Drug Stores	2004	23,403,000	55,274	100	1	Eckerd Drug Store
415 South 9th Street Lebanon, PA

454 W. Mahoning Street Punxsultawney, PA

110 Main Street Hellertown, PA

7719 Main Street Fogelsville, PA

The Gateway 100 South 450 West Salt Lake City, UT	2001 - 2003	179,601,000	632,099	87	101	Dick's Sporting Goods Theater 2005

Walgreens 7199 Natural Bridge Rd Northwoods, MO	2000	5,850,000	16,335	100	1	Walgreens

Lowe's/Bed, Bath & Beyond NJ State Highway Route 23 and Morse Avenue Butler/Kinnelon, NJ	2005	23,333,000	158,063	100	2	Lowe's Bed, Bath & Beyond

Grapevine Crossing State Highway 114 and Ira E. Woods Avenue Grapevine, TX	2001	23,300,000	125,381	100	10	Best Buy Academy Sports and Outdoors

Bear Creek Shopping Center State Highway 6 and Kieth Harrow Boulevard Houston, TX	2002	19,406,000	87,912	100	14	HEB Grocery

Beachway Plaza 75th Street West and Manatee Avenue Bradenton, FL	1984/ 2004	17,000,000	120,990	99	18	Publix Staples Bealls Outlet

Vail Ranch Plaza SR79 and Apis Road Temecula, CA	2005	24,525,000	101,507	100	12	Henry's Market (Wild Oats) Sportmart PETsMART

Red Bug Village Red Bug & Dodd Road Orlando, FL	2004	8,252,000	23,800	95	10	Stonewood Grill Studio U Moe's Southwest Grill

Village Shoppes of Gainsville 889 Dawsonville Hwy. Gainsville, GA (2)	2004	39,000,000	229,838	95	41	Publix Ross Dress for Less Marshalls

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(2) We anticipate funding a first mortgage in the amount of $39,000,000 at a 6.73% annual interest rate to the owner of this property.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 of our prospectus.

Update

The following table updates shares sold in our offerings as of April 1, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	249,980,000	2,499,720,014	262,079,815	2,237,640,199

Our second offering dated December 21, 2004	31,631,872	316,318,724	32,647,781	283,670,943

Shares sold pursuant to our distribution reinvestment program	5,090,023	48,355,216	-	48,355,216

Shares repurchased pursuant to our share repurchase program	(209,418)	(1,937,115)	-	(1,937,115)

	286,512,477	2,862,656,839	294,727,596	2,567,929,243

  Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

We have finalized our sales effort for our $2.5 billion initial public offering where we offered for sale 250 million shares of common stock. We consummated the sale of all of the shares of the offering on March 22, 2005. We have commenced our $2.5 billion follow-on offering and sales are continuing at this time.